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December 30, 2009

BY EMAIL

Ms. Song Brandon

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sports Properties Acquisition Corp. (the “Company”)

Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A

Filed December 23, 2009

File No. 001-33918

Dear Ms. Brandon:

As discussed on the call this morning, please find our draft responses to comments 1 and 2 to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated December 29, 2009, with respect to Amendment No. 2 to the Proxy Statement on Schedule 14A (File No. 001-33918) filed by Sports Properties on December 23, 2009, which we are providing supplementally.

General

1.

We note your response to comment 2 and disagree with your analysis on why you do not believe the transactions contemplated pursuant to the Framework Agreement do not constitute a “similar corporate transaction” referred to in paragraph (a)(3)(i)(C) of Rule 13e-3. For example, it appears that the transactions contemplated by the Framework Agreement may be similar to a reorganization. In particular, we note that if the transactions contemplated by the Framework Agreement are approved by shareholders, it appears the organization and purpose of the Company will be significantly changed from its previous form. In this way, we note that under the Framework Agreement, if approved, the corporate existence of the Company will be perpetual as oppose to terminating on a particular date, and further that the Company which was formed to serve only as a special purpose acquisition corporation will no longer continue to function in that capacity. We also note that one of your proposals seeks to amend your charter by expanding your definition of “Business Combination” to include the transactions contemplated pursuant to the Framework Agreement. Therefore, in light of your risk factor disclosure on page 29 that you may not receive approval of the new listing approval application required in connection with the transactions contemplated by the Framework Agreement, please provide us with a detailed analysis of why you do not believe that there is a reasonable likelihood that shares of your common stock currently traded on NYSE Amex will not be delisted, or further analysis of why the transactions do not constitute a “similar corporate transaction” within the meaning of Rule 13e-3(a)(3)(i)(C). In the alternative, please file a Schedule 13E-3.

The Company and we do not believe the Framework Transactions constitute a “similar corporate transaction” referred to in paragraph (a)(3)(i)(C) of Rule 13e-3. Even if the Framework Transactions were deemed to constitute a “similar corporate transaction” referred to in paragraph (a)(3)(i)(C), the Framework Transactions are not reasonably likely to cause the Company’s common stock to become delisted from the NYSE Amex. Finally, if the NYSE Amex were to initiate delisting proceedings, the reason for the initiation of the delisting proceedings would not be due to the consummation of the Framework Transactions, but rather due to the fact that the Company has not commenced operations.

The Framework Transactions do not constitute a “similar corporate transaction” referred to in paragraph (a)(3)(i)(C) of Rule 13e-3.

The Company and we do not believe the Framework Transactions constitute a similar corporate transaction referred to in paragraph (a)(3)(i)(C). Specifically, the Framework Transactions are not similar to a reorganization because the Framework Transactions preserve the purpose of the special purpose acquisition company provisions contained in the Company’s charter and, because the Company is a special purpose acquisition company, it was always contemplated that the Company’s limited existence and operations would be altered. As a special purpose acquisition company, the Company’s purpose is to undertake a transaction by which it would become an operating company. The purpose of the conversion and liquidation provisions set forth in the Company’s current charter and the Company’s IPO prospectus is to provide each of the Company’s stockholders with the right to receive back its pro rata portion of the funds in the Company’s trust account if such holder did not approve of the Company’s proposed business plan upon release of the trust funds. Consistent with the protections of the Company’s current charter, if a stockholder does not agree with the Company’s proposed business plan, the transactions contemplated by the Framework Agreement preserve for each stockholder the right to convert its shares and receive its pro rata share of the trust funds. Although the Company is requesting that its stockholders approve an amendment to the Company’s charter to make the Company’s existence perpetual, this charter amendment was always contemplated and disclosed in the Company’s IPO prospectus. Therefore, proposing such amendments is consistent with the original intent of the Company’s charter.

We also note that reorganizations typically involve (i) the reincorporation of company in a different jurisdiction, (ii) the movement of ownership interests of the subsidiaries of a company, (iii) the splitting or consolidation of a subsidiaries of a company or (iv) the reorganization of the operations of a company into a holding company. Consummation of the Framework Transactions do not result in any of the forgoing items (i) through (iv). The Company is merely asking its stockholders to approve a transaction through which the Company will become an operating company with perpetual existence, which has always been contemplated since the Company’s formation. These changes will not result in any substantive change in the rights, powers or obligations of the Company’s stockholders or the nature of their investment.

The Framework Transactions are not reasonably likely to result in the Company’s stock becoming delisted.

As disclosed in the proxy statement under “Risk Factors - The NYSE Amex may delist our securities from quotation on its exchange, which could limit stockholders’ ability to make transactions in our securities and subject us to additional trading restrictions. In addition, there can be no assurance that we will be able to list our common stock on another stock exchange,” we and the Company do not believe that the Framework Transactions have a reasonable likelihood or purpose of causing the Company’s stock to no longer be listed on a national securities exchange. As noted in the proxy statement, the Company’s common stock and warrants are currently listed on the NYSE Amex, a national securities exchange. The Company is currently in discussions with the NYSE Amex regarding the continued listing of its common stock as well as concurrently reviewing the merits of transferring the listing to another exchange. As noted in the proxy statement, the staff of the NYSE Amex has informed the Company that, based on its interpretation of the NYSE Amex listing rules, in order for the Company to continue its listing, the Company will be required to meet the NYSE Amex initial listing requirements, as opposed to its more lenient continued listing requirements. The Company and we believe that the Company can meet all of NYSE Amex’s published initial listing standards. Specifically, the Company will meet the (i) strictest market capitalization requirement of $50 million because one of the closing conditions of the Framework Transactions is that the Company’s trust account contain at least $100 million (after payment to converting stockholders and for purchases of IPO Shares pursuant to forward contracts); (ii) the strictest market value of public float requirement of $20 million because the Company’s only asset immediately after closing will be cash so it is likely that the market value of Company’s public float will be approximately $93 million (after payment of transaction costs); (iii) the strictest minimum price requirement of $2 per share because the Company’s per share market value will likely be at least $9.46; (iv) the strictest shareholders’ equity requirement because the Company will have almost no debt; and (v) the strictest public float requirement of 1,000,000 shares because the Company will have at least 10 million IPO Shares outstanding under the $100 million minimum transaction size scenario. The Company currently has 443 beneficial holders of its common stock. Even if the number of beneficial holders were to fall below 400 immediately after consummation of the Framework Transactions, the Company will be able to add additional beneficial owners sufficient to meet the 400 holders requirement.

As noted in the proxy statement, the staff of the NYSE Amex has informed the Company that NYSE Amex has not yet been able to conclude that its initial listing requirements permit the listing of a company, such as the Company, that has not yet commenced operations. As a result, unless the Company is able to arrange to acquire a minimum quantity of medallions upon consummation of the transactions contemplated by the Framework Agreement, the NYSE Amex may, following such consummation, commence a proceeding to delist the Company’s securities from trading on its exchange. However, under the rules of the NYSE Amex, if the staff of the NYSE Amex commences a delisting proceeding, the Company has the right to request either a written or oral hearing to review this determination. The staff of the NYSE Amex has informed us that if, during the pendency of this review process, the Company acquires the minimum quantity of medallions, the Company will avoid delisting. In light of the liquid nature of the medallion market, the Company is confident that it will either be able to arrange to acquire medallions concurrently with the closing of the transactions contemplated by the Framework Agreement or be able to regain compliance with the NYSE Amex initial listing standards during the pendency of this review process. In addition, because we believe that the Company otherwise complies with the NYSE Amex’s initial listing standards, it is not reasonably likely that the Company will be ultimately be delisted.

If NYSE Amex were to initiate delisting proceedings, the reason for the initiation of the delisting proceedings would not be due to the consummation of the Framework Transactions, but rather due to the fact that the Company has not commenced operations.

As mentioned above, NYSE Amex may initiate delisting proceedings with respect to the Company’s securities because the NYSE Amex has not yet been able to conclude that its initial listing requirements permit the listing of a company, such as the Company, that has not yet commenced operations, rather than because of the proposed amendments to the Company’s charter or conversion of the Company’s IPO Shares. Therefore, even if the Framework Transactions were to be deemed a Rule 13e-3 transaction, it is not the Framework Transactions that would likely cause any delisting of the Company’s securities, it is because the Company has not commenced operations.

We also note that we are aware of at least three very recent similar SPAC transactions (NRDC Acquisition Corp., Capitol Acquisition Corp. and Enterprise Acquisition Corp.) whose disclosure documents included Risk Factor disclosure relating to the possibility of delisting. These transactions were cleared by the Staff but the parties involved in such transactions were not required to file and did not file a Schedule 13E-3.

2.	Based on our telephone discussions held with Company’s counsel, it appears the Company will be required to file a new listing application in connection with the transactions contemplated by the Framework Agreement. Please update your risk factor disclosure accordingly. In addition, please expand your risk factor disclosure to disclose why NYSE Amex is requiring you file a new listing application and meet its initial listing requirements, as opposed to its more lenient continued listing requirements. Please also revise the risk factor disclosure to reflect the status of your initial listing application, as relayed to us on December 29, 2009, including discussions held with NYSE Amex Staff, and any concerns they might have regarding your listing application.

In response to this comment, we note that the NYSE Amex staff has not requested that the Company file a new listing application, only that the Company meet its initial as opposed to its continuing standards. We have otherwise revised the risk factor in response to this comment as follows (new language is indicated with underlining and deletions are indicated by strikethroughs):

“The NYSE Amex may delist our securities from quotation on its exchange, which could limit stockholders’ ability to make transactions in our securities and subject us to additional trading restrictions. In addition, there can be no assurance that we will be able to list our common stock on another stock exchange.

Our common stock and our warrants are currently listed on the NYSE Amex, a national securities exchange. We are currently in discussions with the NYSE Amex regarding the continued listing of our common stock as well as concurrently reviewing the merits of transferring listing of such stock to another exchange. We cannot assure you that our securities will continue to be listed on the NYSE Amex. In addition, the staff of the ~~in connection with the Framework Transaction it is likely that the~~ NYSE Amex has informed us that, based on its interpretation of its listing rules, in order for us to continue our listing we will ~~may require us to file a new listing application and~~ be required to meet its initial listing requirements, as opposed to its more lenient continued listing requirements. The staff of the NYSE Amex has expressed to us that it has not yet been able to conclude that its initial listing requirements permit the listing of a company that has not yet commenced operations. ~~We cannot assure you that we will be able to meet those initial listing requirements at that time.~~ As a result, unless we are able to arrange to acquire a minimum quantity of medallions upon consummation of the transactions contemplated by the Framework Agreement, the NYSE Amex may, following such consummation, commence a proceeding to delist our securities from trading on its exchange. Under the rules of the NYSE Amex, if the staff of the NYSE Amex commences such a proceeding, we have the right to request either a written or oral hearing to review this determination. The staff of the NYSE Amex has informed us that if, during the pendency of this review process, we acquire the minimum quantity of medallions, we will avoid delisting. In light of the highly liquid nature of the medallion market, we are confident that we will be able to regain compliance with the NYSE Amex initial listing standards during the pendency of this review process and that it is not reasonably likely that we will ultimately be delisted. However, there can be no assurances in this regard, and if we are ultimately delisted~~, which could limit stockholders’ ability to make transactions in our securities. In addition, there can be no assurance that we will be able to list our common stock on another exchange. If the NYSE Amex delists our securities from trading on its exchange~~ and we are unable to list our common stock on another exchange, we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; a reduced liquidity with respect to our securities; a limited amount of news and analyst coverage for the company; and a decreased ability to issue additional securities or obtain additional financing in the future.

We hereby advise the Staff (1) the Company has agreed to keep the Staff apprised of material developments relating to its continuing listing on the NYSE Amex from the date hereof to the date of the special meetings (including any adjournments thereof) and (2) the Company acknowledges that its analysis regarding reasonable likelihood that the Company’s securities will not be delisted could change if the facts as of the date hereof change.

We look forward to discussing these comments with you. You can reach Brian Hoffmann at 212-878-8490 and Jay Bernstein at 212-878-8527.

Very truly yours,

/s/ Brian Hoffmann